SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 1)(1)

                          Drew Industries Incorporated
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   Common Stock, par value $0.01 per share**
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   26168L 205
--------------------------------------------------------------------------------
                                 (CUSIP Number)

        Leigh J. Abrams, 200 Mamaroneck Avenue, White Plains, N.Y. 10571
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               December 28, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 21 Pages)

----------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 752,418, which constitute approximately 6.7% of the total number of shares outstanding. All ownership percentages assume that there are 11,302,930 shares outstanding; including 7,200 shares subject to presently exercisable options, by Reporting Persons.

CUSIP No. 26168L 205              SCHEDULE 13D                Page 2 of 21 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      L. Douglas Lippert (1)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |x|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      SC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      L. Douglas Lippert is a citizen of the United States.
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        661,111 (1) (2) (3)
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               661,111 (1) (2) (3)
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      661,111 (1) (2) (3)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |x|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205                   13D                    Page 3 of 21 Pages
--------------------

                           ATTACHMENT TO SCHEDULE 13D

(1) L. Douglas Lippert is the Reporting Person as Trustee of the following seven (7)trusts (hereinafter, individually, the "Trust" and, collectively, the "Trusts"):

      (i)   L. Douglas Lippert Living Trust, dated June 6, 1989

      (ii) Lippert Family Irrevocable Trust f/b/o Jason D. Lippert, dated December 20, 1986

      (iii) Lippert Family Irrevocable Trust f/b/o Joshua E. Lippert, dated December 20, 1986

      (iv) Lippert Family Irrevocable Trust f/b/o Steven Shawn Lippert, dated December 20, 1986

      (v) Lippert Family Irrevocable Trust f/b/o Jarod B. Lippert, dated December 20, 1986

      (vi) Lippert Family Irrevocable Trust f/b/o Jaime R. Lippert, dated December 20, 1986

      (vii) Lippert Family Irrevocable Trust f/b/o Jayde S. Lippert, dated December 20, 1986

Includes 607,265 shares held by L. Douglas Lippert as Trustee of Trusts (ii) through (vii) above, over which Mr. Lippert has sole voting and dispositive power. Mr. Lippert disclaims beneficial ownership of such shares.

(2) Includes 53,846 shares held in escrow on behalf of the L. Douglas Lippert Living Trust, dated June 6, 1989, pursuant to an Indemnity Escrow Agreement, dated October 7, 1997, by and among the L. Douglas Lippert Living Trust, dated June 6, 1989, the Issuer, the Subsidiary and an Escrow Agent (the "Indemnity Escrow Agreement"). The L. Douglas Lippert Living Trust, dated June 6, 1989, shall be entitled to the escrowed shares unless the Reporting Person fails to pay to the issuer an Indemnifiable Loss (as defined in the Agreement and Plan of Merger, dated October 7, 1997, by and among the Issuer, the Subsidiary, LCI and the shareholders of LCI (the "Merger Agreement")).

(3) Excludes 50,000 shares subject to an option at $9.3125 per share which is not exercisable withing 60 days.

CUSIP No. 26168L 205              SCHEDULE 13D                Page 4 of 21 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Lawrence C. Lippert
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |x|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      SC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Lawrence C. Lippert is a citizen of the United States.
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        23,269
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               23,269
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      23,269
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205              SCHEDULE 13D                Page 5 of 21 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Dorothy F. Lippert
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |x|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      SC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Dorothy F. Lippert is a citizen of the United States.
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        31,846
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               31,846
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      31,846
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205              SCHEDULE 13D                Page 6 of 21 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Jason D. Lippert
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |x|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      SC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Jason D. Lippert is a citizen of the United States.
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        28,992 (1)
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               28,992 (1)
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      32,592 (2)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205                   13D                    Page 7 of 21 Pages
--------------------

                           ATTACHMENT TO SCHEDULE 13D

(1) Excludes 9,000 shares subject to an option at $12.125 per share, which is presently exercisable as to 3,600 shares, and not exercisable within 60 days as to 5,400 shares. Excludes 22,000 subject to an option at $8.8125 per share which is not exercisable within 60 days.

(2) Includes 3,600 shares subject to an option at $12.125 per share which is presently exercisable as to such shares; excludes 5,400 shares subject to such option as to which such option is not exercisable within 60 days; excludes 22,000 shares subject to an option at $8.8125 per share which is not exercisable within 60 days.

CUSIP No. 26168L 205              SCHEDULE 13D                Page 8 of 21 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Joshua E. Lippert
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |x|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      SC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Joshua Lippert is a citizen of the United States.
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0- (1)
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0- (1)
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,600 (2)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      less than 0.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205                   13D                    Page 9 of 21 Pages
--------------------

                           ATTACHMENT TO SCHEDULE 13D

(1) Excludes 9,000 shares subject to an option at $12.125 per share, which is presently exercisable as to 3,600 shares, and not exercisable within 60 days as to 5,400 shares. Excludes 20,000 subject to an option at $8.8125 per share which is not exercisable within 60 days.

(2) Includes 3,600 shares subject to an option at $12.125 per share which is presently exercisable as to such shares; excludes 5,400 shares subject to such option as to which such option is not exercisable within 60 days. Excludes 20,000 shares subject to an option at $8.8125 per share which is not exercisable within 60 days.

CUSIP No. 26168L 205                   13D                   Page 10 of 21 Pages
--------------------

                           ATTACHMENT TO SCHEDULE 13D

      The Reporting Persons are filing this single joint Schedule 13D because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the "Act"), although membership in a "group" is disclaimed and neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a "group" exists. Unless otherwise indicated, all defined terms used herein shall have the same meaning as those set forth in Schedule 13D.

CUSIP No. 26168 L 205                  13D                   Page 11 of 21 Pages
---------------------

                           ATTACHMENT TO SCHEDULE 13D

Item 1.     Security and Issuer

            No Change

CUSIP No. 26168 L 205                  13D                   Page 12 of 21 Pages
---------------------

                           ATTACHMENT TO SCHEDULE 13D

Item 2.     Identity and Background

Item 2 is hereby amended by substituting the following information:

            (a)   Name:                     L. Douglas Lippert
            (b)   Business Address:         Lippert Components, Inc.
                                            2375 Tamiami Trail N.
                                            Suite 110
                                            Naples, FL 34103
            (c)   Occupation:               President and Chief Executive
                                            Officer of Lippert Components, Inc.
            (d)   Criminal Convictions:     None
            (e)   Civil Proceedings:        None
            (f)   Citizenship:              United States

            (a)   Name:                     Lawrence C. Lippert
            (b)   Business Address:         Lippert Components, Inc.
                                            2375 Tamiami Trail N.
                                            Suite 110
                                            Naples, FL 34103
            (c)   Occupation:               Retired
            (d)   Criminal Convictions:     None
            (e)   Civil Proceedings:        None
            (f)   Citizenship:              United States

            (a)   Name:                     Dorothy F. Lippert
            (b)   Business Address:         Lippert Components, Inc.
                                            2375 Tamiami Trail N.
                                            Suite 110
                                            Naples, FL 34103
            (c)   Occupation:               Retired
            (d)   Criminal Convictions:     None
            (e)   Civil Proceedings:        None
            (f)   Citizenship:              United States

            (a)   Name:                     Joshua E. Lippert
            (b)   Business Address:         Lippert Components, Inc.
                                            2375 Tamiami Trail N.
                                            Suite 110
                                            Naples, FL 34103
            (c)   Occupation:               Employee of Lippert Components, Inc.
            (d)   Criminal Convictions:     None
            (e)   Civil Proceedings:        None
            (f)   Citizenship:              United States

            (a)   Name:                     Jason D. Lippert
            (b)   Business Address:         Lippert Components, Inc.
                                            16849 County Road 38
                                            Goshen, IN 465226
            (c)   Occupation:               Executive V.P.of Lippert Components,
                                            Inc.
            (d)   Criminal Convictions:     None
            (e)   Civil Proceedings:        None
            (f)   Citizenship:              United States

CUSIP No. 26168 L 205                  13D                   Page 13 of 21 Pages
---------------------

                           ATTACHMENT TO SCHEDULE 13D

Item 3.     Source and Amount of Funds or Other Consideration

            No Change

CUSIP No. 26168 L 205                  13D                   Page 14 of 21 Pages
---------------------

                           ATTACHMENT TO SCHEDULE 13D

Item 4.     Purpose of Transaction

            No Change

CUSIP No. 26168 L 205                  13D                   Page 15 of 21 Pages
---------------------

                           ATTACHMENT TO SCHEDULE 13D

Item 5.     Interest in Securities of the Issuer

            Paragraph (a) of Item 5 is hereby partially amended by substituting the following information relating to L. Douglas Lippert, Lawrence C. Lippert and Jason D. Lippert.

            Because L. Douglas Lippert has sole voting and dispositive power over 661,111 shares as Trustee of the Trusts, the aggregate number of shares of stock owned beneficially by L. Douglas Lippert pursuant to Rule 13d-3 is 661,111, constituting approximately 5.9% of the Issuer's outstanding shares of Common Stock.

            Because of Lawrence C. Lippert's sole ownership of 23,269 shares, the aggregate number of shares of stock owned beneficially by Lawrence C. Lippert pursuant to Rule 13d-3 is 23,269, constituting approximately 0.2% of the Issuer's outstanding shares of Common Stock.

            Because of Jason D. Lippert's sole ownership of 32,592 shares, including 3,600 shares pursuant to a presently exercisable options, the aggregate number of shares of stock owned beneficially by Jason D. Lippert pursuant to Rule 13d-3 is 32,592, constituting approximately 0.3% of the Issuer's outstanding shares of Common Stock.

            Paragraph (a) of Item 5 is hereby partially amended by adding at the end thereof the following information for Joshua E. Lippert.

            Because of Joshua Lippert's sole ownership of 3,600 shares pursuant to a presently exercisable option, the aggregate number of shares of stock owned beneficially by Joshua Lippert pursuant to Rule 13d-3 is 3,600, constituting less than 0.1% of the Issuer's outstanding shares of Common stock.

            Paragraph (b)

            See response to Paragraph (a) above.

            Paragraph (c)

            Paragraph (c) of Item 5 is hereby partially amended by adding at the end thereof the following:

            During the last 60 days, the following transactions in shares of Common Stock were affected by the Reporting Persons:

CUSIP No. 26168 L 205                  13D                   Page 16 of 21 Pages
---------------------

                           ATTACHMENT TO SCHEDULE 13D

            On November 18, 1999, options with respect to an aggregate of 42,000 shares of Common Stock were granted by the Company to Certain Reporting Persons in the amount set forth below, at the exercise price of $12.125 per share.

                                  Shares of Common Stock
            Reporting Person        Subject to Option
            ----------------      ----------------------
            Jason D. Lippert              22,000
            Joshua E.Lippert              20,000

            On December 28, 1999, L. Douglas Lippert transferred 1,376,994 shares of Common Stock to L. Douglas Lippert Flite Trust dated December 10, 1999, The Northern Trust Company as Trustee. The Trustee has sole voting and dispositive power with respect to such shares.

            Paragraph (d)

            Not applicable.

            Paragraph (e)

            Not applicable.

CUSIP No. 26168 L 205                  13D                   Page 17 of 21 Pages
---------------------

                           ATTACHMENT TO SCHEDULE 13D

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

            Item 6 is hereby partially amended by adding at the end thereof the following information:

            In October 1998, the Contingency Escrow was terminated and such shares were distributed to the Trusts, because the required level of Actual Operating Profit (as defined) was achieved.

CUSIP No. 26168 L 205                  13D                   Page 18 of 21 Pages
---------------------

                           ATTACHMENT TO SCHEDULE 13D

Item 7.     Exhibits

            Item 7 is hereby partially amended by adding at the end thereof, the following:

            Exhibit D-1 Power of Attorney authorizing L. Douglas Lippert to act on behalf of Joshua E. Lippert.

CUSIP No. 26168 L 205                  13D                   Page 19 of 21 Pages
---------------------

                           ATTACHMENT TO SCHEDULE 13D

            After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each such person certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: January 14, 2000

                                    /s/ L. Douglas Lippert
                                    --------------------------------------------
                                    L. Douglas Lippert, as Trustee of:

                                          The L. Douglas Lippert Living Trust,
                                          dated June 6, 1989;

                                          The Lippert Family Irrevocable Trust
                                          f/b/o Jason D. Lippert, dated December
                                          20, 1986;

                                          The Lippert Family Irrevocable Trust
                                          f/b/o Joshua E. Lippert, dated
                                          December 20, 1986;

                                          The Lippert Family Irrevocable Trust
                                          f/b/o Steven Shawn Lippert, dated
                                          December 20, 1986;

                                          The Lippert Family Irrevocable Trust
                                          f/b/o Jarod B. Lippert, dated December
                                          20, 1986;

                                          The Lippert Family Irrevocable Trust
                                          f/b/o Jaime R. Lippert, dated December
                                          20, 1986;

                                          The Lippert Family Irrevocable Trust
                                          f/b/o Jayde S. Lippert, dated December
                                          20, 1986; and

                                    as Attorney-in-fact for:
                                          Lawrence C. Lippert (1)
                                          Dorothy F. Lippert (1)
                                          Jason D. Lippert (1)
                                          Joshua Lippert (2)

----------
      (1) The Power of Attorney authorizing L. Douglas Lippert to act on behalf of such persons is incorporated by reference to Exhibit D of the Schedule 13D dated October 16, 1997, relating to Common Stock of Drew Industries Incorporated.

      (2) The Power of Attorney authorizing L. Douglas Lippert to act on behalf of such persons is attached hereto a Exhibit D-1.

CUSIP No. 26168 L 205                  13D                   Page 20 of 21 Pages
---------------------

                           ATTACHMENT TO SCHEDULE 13D

                                    EXHIBIT E

            Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities and Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities as set forth herein below.

Dated: January 14, 2000

                                    /s/ L. Douglas Lippert
                                    --------------------------------------------
                                    L. Douglas Lippert, as Trustee of:

                                          The L. Douglas Lippert Living
                                          Trust, dated June 6, 1989;

                                          The Lippert Family Irrevocable
                                          Trust f/b/o Jason D. Lippert, dated
                                          December 20, 1986;

                                          The Lippert Family Irrevocable
                                          Trust f/b/o Joshua E. Lippert,
                                          dated December 20, 1986;

                                          The Lippert Family Irrevocable
                                          Trust f/b/o Steven Shawn Lippert,
                                          dated December 20, 1986;

                                          The Lippert Family Irrevocable
                                          Trust f/b/o Jarod B. Lippert, dated
                                          December 20, 1986;

                                          The Lippert Family Irrevocable
                                          Trust f/b/o Jaime R. Lippert, dated
                                          December 20, 1986;

                                          The Lippert Family Irrevocable
                                          Trust f/b/o Jayde S. Lippert, dated
                                          December 20, 1986; and

                                    as Attorney-in-fact for:
                                          Lawrence C. Lippert (1)
                                          Dorothy F. Lippert (1)
                                          Jason D. Lippert (1)
                                          Joshua Lippert (2)

----------
      (1) The Power of Attorney authorizing L. Douglas Lippert to act on behalf of such persons is incorporated by reference to Exhibit D of the Schedule 13D dated October 16, 1997, relating to Common Stock of Drew Industries Incorporated.

      (2) The Power of Attorney authorizing L. Douglas Lippert to act on behalf of such persons is attached hereto a Exhibit D-1.

CUSIP No. 26168 L 205                  13D
---------------------

                                   EXHIBIT D-1

                                POWER OF ATTORNEY

            KNOW ALL MEN BY THESE PRESENTS, that the undersigned does hereby irrevocably constitute and appoint L. Douglas Lippert the true and lawful agent and attorney-in-fact of the undersigned, with full power of substitution and with the power and authority to execute and file with the United States Securities and Exchange Commission, in the name and on behalf of the undersigned, individually and in the capacity stated below, one or more amendments to the Schedule 13D, dated October 7, 1997, with respect to the undersigned's beneficial ownership of the Common Stock, par value $.01 per share, of Drew Industries Incorporated, which amendments may make such changes in such Schedule 13D as either he deems appropriate. The undersigned hereby ratifies and confirms all that said agent and attorney-in-fact, or his substitute, may do by virtue hereof as fully to all intents and purposes as the undersigned might or could do in person. Executed the 14th day of January, 2000.


                                        /s/ Joshua E. Lippert
                                        ----------------------------------------
                                                   Joshua E. Lippert

STATE OF FLORIDA

COUNTY OF COLLIER

            On this 14th day of January, 2000 before me personally appeared Joshua E. Lippert, to me known, who being by me duly sworn, did depose and say that he executed the foregoing Power of Attorney.

            IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal in the County and State aforesaid on the day and year first above written.


                                                    /s/ Wendy S. Brecht

                                                          Wendy Sue Brecht
                                                        Commission #CC 870247
[Seal]                                         [Seal]   Expires Sep. 12, 2003
                                                             Bonded Thru
                                                      Atlantic Bonding Co., Inc.